Filed by Urgent.ly Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to 14a-12

under the Securities Exchange Act of 1934

Subject Company: Otonomo Technologies Ltd.

Commission File No.: 001-40744

Date: February 10, 2023

This filing relates to the proposed merger between Urgent.ly Inc. and Otonomo Technologies Ltd. pursuant to the terms of that certain Agreement and Plan of Merger, dated as of February 9, 2023.

EMPLOYEES EMAIL

Team,

Today we announced that we have entered into a definitive agreement to merge with Otonomo Technologies Ltd. (Nasdaq: OTMO), a leader in mobility data and insights. We expect the combination of Urgently and Otonomo will create a mobility services powerhouse that will ignite a new generation of mobility services and experiences for automotive OEM, insurance, rental and fleet partners and Consumers.

We are in the next phase of our journey to create a new suite of services for delivering exceptional consumer experiences. This connectivity will afford us many exciting opportunities to grow into new areas, including electric vehicle connectivity and services, crash detection and improved First Notice of Loss, usage-based insurance for fleets and many more that we will develop together.

This all-stock transaction is expected to close in the third quarter of 2023, subject to the satisfaction of customary closing conditions.

Upon completion of this merger, Urgently’s common stock is expected to be listed under the ticker symbol “ULY”. Our communications about this news are dictated by a highly regulated process. That’s why I’m sharing this with you initially via email, at the same time as our public announcement. You can see our press release here.

This is an exciting day and you should take pride in your hard work and dedication that have made it possible for us to achieve this goal. I know you will have many questions about what this means for Urgently and for you personally and professionally. We’ll be gathering at a Town Hall meeting today at 5 pm ET/ 2 pm PT so we can celebrate this news together and answer your initial questions.

In addition, you can find answers to many of your questions in our employee FAQs. The FAQs address the relevant logistics, regulations, and duties attached to and required of public company employees, as well as guidelines for external communications. Please feel free to reach out through our anonymous questions link with any additional questions about the merger.

Why We’re Doing This

The strategy behind this merger is to continue to drive transformation across the mobility services landscape by delivering vastly improved experiences to our Customer Partners, Service Providers and Consumers. Urgently and Otonomo bring together differentiated technology portfolios that encompass advanced data processing and analytics, connected insurance, mobility assistance network management and service delivery. Our two companies are complementary in both the markets we serve and our go-to-market strategy.

What Happens Next

The respective boards of directors of Urgently and Otonomo have approved the proposed transaction. However, there are no guarantees. Our potential public listing is contingent on completing the merger and receiving the necessary approvals, including from stockholders of Otonomo, and satisfaction of customary closing conditions. The process that now occurs is Urgently will file an S-4 registration statement, which then goes through the SEC review process. After that’s completed, Otonomo will hold a stockholder meeting to vote on the transaction. If all goes well, we expect the transaction to close in the third quarter of 2023. At that time, Urgently would become a publicly traded company. There is a lot more to do after today’s announcement, and we’ll need to support our teammates through the closing and post-merger integration in the months ahead. Understanding that communications are highly regulated through this process, please know we will continue to share updates with you as we can.

The most important thing you can do to ensure the success of this merger and post-close integration – where the stakes and visibility will be higher – is to remain focused on delivering great service to our Customer Partners and Consumers and improving our business operations. It’s critical we continue to provide our Customer Partners, Service Providers and Consumers with safe, transparent and exceptional assistance experiences.

During this period it is extremely important that you not discuss the transaction publicly. This is particularly important because the press or other interested parties could use social media platforms to try to reach out to you for information. Please refer to the employee FAQs for guidance on your role in maintaining confidentiality as we move through the remaining steps of the merger process.

I want to thank you all for your hard work, creativity and commitment to our collective success and to advancing our vision. I could not be more excited about the future of Urgently with this merger, and the immeasurable opportunity that is being created right now in the mobility sector. We have a chance to lead that transformation and make a meaningful impact in people’s lives.

Please check your email for the Town Hall meeting invitation. I look forward to speaking with all of you shortly and discussing today’s exciting news.

Thank you,

Matt Booth

Chief Executive Officer

Urgently

*        *        *

INVESTORS/SHAREHOLDERS EMAIL

Today, I am delighted to share some exciting news with you. Today, we announced that Urgently has entered into a definitive agreement to merge with Otonomo Technologies Ltd. (Nasdaq: OTMO), a leader in mobility data and insights.

The strategy behind this merger is to continue driving transformation across the mobility services landscape by delivering improved experiences for our Customer Partners, their Consumers, and our Service Providers. We believe Urgently and Otonomo will bring together differentiated technology portfolios that encompass advanced data processing and analytics, connected vehicle data, roadside and mobility assistance network management and service delivery. Our two companies are complementary in both the markets we serve and our go-to-market strategy.

Upon closing of the merger, Urgently will become a public company, which we expect will unlock access to capital that will allow us to remain focused and committed to our vision to develop innovative products and technology to transform the roadside assistance market and define new assistance services for new forms of mobility and the connected vehicle. Upon close of the transaction, the newly combined company is expected to be listed under the stock ticker symbol “ULY.”

As we enter this new chapter, we remain fully committed to the same vision and values that have brought us here:

•	Providing exceptional experiences for vehicle owner/operators

•	Delivering the safest, most transparent roadside assistance for Consumers in market

•	Creating innovative digital touchpoints, transparent insight and brand-defining moments for our Customer Partners and their Consumers

•	Growing, developing and engaging our highly rated Service Provider Community

•	Leveraging new and emerging data and vehicle connectivity to develop new forms of assistance that deepen and enhance the relationship between our Customer Partners and their Consumers

We believe the combination of Urgently and Otonomo will create a mobility powerhouse that will ignite a new generation of mobility services and experiences for our Customer Partners.

Importantly, we remain focused on executing our strategic plan to deliver strong and disciplined growth and attractive returns while practicing prudent capital management.

I’m proud of the hard work, creativity and commitment our team has invested and all we have achieved to bring us to this moment. We are energized by what comes next and the opportunity to apply new capital and resources to achieve our vision.

We could not have accomplished any of this without your belief in our vision. I’m deeply grateful for your tremendous support. I look forward to continuing to move forward together.

Thank you,

Matt Booth

Chief Executive Officer

Urgently

View the press release announcing today’s news here.

For questions about today’s news, please email investorrelations@geturgently.com.

*        *         *

KEY CONTACTS/PARTNER EMAIL TEMPLATE

Today, I am delighted to share some exciting news with you. Today, we announced that Urgently has entered into a definitive agreement to merge with Otonomo Technologies Ltd. (Nasdaq: OTMO), a leader in mobility data and insights.

The strategy behind this merger is to continue driving transformation across the mobility services landscape by delivering improved experiences for our Customer Partners, their Consumers, and our Service Providers. We believe Urgently and Otonomo will bring together differentiated technology portfolios that encompass advanced data processing and analytics, connected vehicle data, roadside and mobility assistance network management and service delivery. Our two companies are complementary in both the markets we serve and our go-to-market strategy.

Upon closing of the merger, Urgently will become a public company, which we expect will unlock access to capital that will allow us to remain focused and committed to our vision to develop innovative products and technology to transform the roadside assistance market and define new assistance services for new forms of mobility and the connected vehicle. Upon close of the transaction, the newly combined company is expected to be listed under the stock ticker symbol “ULY.”

As we enter this new chapter, we remain fully committed to the same vision and values that have brought us here:

•	Providing exceptional experiences for vehicle owner/operators

•	Delivering the safest, most transparent roadside assistance for Consumers in market

•	Creating innovative digital touchpoints, transparent insight and brand-defining moments for our Customer Partners and their Consumers

•	Growing, developing and engaging our highly rated Service Provider Community

•	Leveraging new and emerging data and vehicle connectivity to develop new forms of assistance that deepen and enhance the relationship between our Customer Partners and their Consumers

We believe the combination of Urgently and Otonomo will create a mobility powerhouse that will ignite a new generation of mobility services and experiences for our Customer Partners.

Importantly, we remain focused on executing our strategic plan to deliver strong and disciplined growth and attractive returns while practicing prudent capital management.

I’m proud of the hard work, creativity and commitment our team has invested and all we have achieved to bring us to this moment. We are energized by what comes next and the opportunity to apply new capital and resources to achieve our vision.

We could not have accomplished any of this without your belief in our vision. I’m deeply grateful for your tremendous support. I look forward to continuing to move forward together.

Thank you,

Matt Booth

Chief Executive Officer

Urgently

View the press release announcing today’s news here.

For questions about today’s news, please email investorrelations@geturgently.com.

*        *         *

CUSTOMER PARTNERS EMAIL TEMPLATE

Dear XXXXXX,

I am delighted to share some exciting news with you. Today, we announced that Urgently has entered into a definitive agreement to merge with Otonomo Technologies Ltd. (Nasdaq: OTMO), a leader in mobility data and insights.

The strategy behind this merger is to continue driving transformation across the mobility services landscape by delivering vastly improved experiences to you, our Customer Partners, your Consumers, and our Service Providers. Urgently and Otonomo will bring together differentiated technology portfolios that encompass advanced data processing and analytics, connected vehicle data, roadside and mobility assistance network management and service delivery. Our two companies are complementary in both the markets we serve and our go-to-market strategy.

Upon closing of the merger, Urgently will become a public company, which we expect will unlock access to capital that will allow us to remain focused and committed to our vision to develop innovative products and technology to transform the roadside assistance market and define new assistance services for new forms of mobility and the connected vehicle.

You can expect to continue to receive the same level of quality and service you have come to expect from Urgently as we go through the merger and integration process. As we enter this new chapter, we remain fully committed to the same vision and values that have provided us the opportunity to be of service to you and your Consumers at an important moment:

•	Providing exceptional experiences for vehicle owner/operators

•	Delivering the safest, most transparent roadside assistance for Consumers in market

•	Creating innovative digital touchpoints, transparent insight and brand-defining moments for our Customer Partners and their Consumers

•	Growing, developing and engaging our highly rated Service Provider Community

•	Leveraging new and emerging data and vehicle connectivity to develop new forms of assistance that deepen and enhance the relationship between our Customer Partners and their Consumers

We believe the combination of Urgently and Otonomo, the data processing and analytics platform that is powering the mobility economy, will create a mobility powerhouse that will ignite a new generation of mobility services and experiences for you and your Consumers.

We are confident that this merger and becoming a public company will yield a stronger partnership with you and new and innovative services for your Consumers. I am sure you have questions, so let’s set some time to discuss today’s news and our next steps.

Thank you for your continued collaboration and partnership. For more information you can view today’s press release here. I look forward to speaking with you soon.

Thank you,

Matt Booth

Chief Executive Officer

Urgently

*        *         *

Forward Looking Statements

This communication contains forward-looking statements within the meaning of the federal securities laws. Such statements are based upon current plans, estimates and expectations of management of Otonomo and Urgently in light of historical results and trends, current conditions and potential future developments, and are subject to various risks and uncertainties that could cause actual results to differ materially from such statements. The inclusion of forward-looking statements should not be regarded as a representation that such plans, estimates and expectations will be achieved. Words such as “anticipate,” “expect,” “project,” “intend,” “believe,” “may,” “will,” “should,” “plan,” “could,” “continue,” “target,” “contemplate,” “estimate,” “forecast,” “guidance,” “predict,” “possible,” “potential,” “pursue,” “likely,” and words and terms of similar substance used in connection with any discussion of future plans, actions or events identify forward-looking statements. All statements, other than historical facts, including statements regarding the expected timing of the closing of the proposed transaction; the ability of the parties to complete the proposed transaction considering the various closing conditions; the expected benefits of the proposed transaction; the competitive ability and position of the combined company; and any assumptions underlying any of the foregoing, are forward-looking statements. Important factors that could cause actual results to differ materially from Otonomo’s and Urgently’s plans, estimates or expectations could include, but are not limited to: (i) the risk that the proposed transaction may not be completed in a timely manner or at all, which may adversely affect Otonomo’s and Urgently’s businesses and the price of Otonomo’s traded securities; (ii) uncertainties as to the timing of the consummation of the proposed transaction and the potential failure to satisfy the conditions to the consummation of the proposed transaction, including obtaining shareholder approvals; (iii) the proposed transaction may involve unexpected costs, liabilities or delays; (iv) the effect of the announcement, pendency or completion of the proposed transaction on the ability of Otonomo or Urgently to retain and hire key personnel and maintain relationships with customers, suppliers and others with whom Otonomo or Urgently does business, or on Otonomo’s or Urgently’s operating results and business generally; (v) Otonomo’s or Urgently’s respective businesses may suffer as a result of uncertainty surrounding the proposed transaction and disruption of management’s attention due to the proposed transaction;

(vi) the outcome of any legal proceedings related to the proposed transaction or otherwise, or the impact of the proposed transaction thereupon; (vii) Otonomo or Urgently may be adversely affected by other economic, business, and/or competitive factors; (viii) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement and the proposed transaction; (ix) restrictions during the pendency of the proposed transaction that may impact Otonomo’s or Urgently’s ability to pursue certain business opportunities or strategic transactions; (x) the risk that Otonomo or Urgently may be unable to obtain governmental and regulatory approvals required for the proposed transaction, or that required governmental and regulatory approvals may delay the consummation of the proposed transaction or result in the imposition of conditions that could reduce the anticipated benefits from the proposed transaction or cause the parties to abandon the proposed transaction; (xi) risks that the anticipated benefits of the proposed transaction or other commercial opportunities may otherwise not be fully realized or may take longer to realize than expected; (xii) the impact of legislative, regulatory, economic, competitive and technological changes; (xiii) the risk that integration of the Otonomo and Urgently post-closing may not occur as anticipated or the combined company may not be able to achieve the growth prospects and synergies expected from the transaction, as well as the risk of potential delays, challenges and expenses associated with integrating the combined company’s existing businesses; (xiv) exposure to inflation, currency rate and interest rate fluctuations and risks associated with doing business locally and internationally; (xv) the impact of the COVID-19 pandemic on Otonomo’s and Urgently’s business and general economic conditions; and (xvi) the unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism or outbreak of war or hostilities, as well as Otonomo’s and Urgently’s response to any of the aforementioned factors. Additional factors that may affect the future results of Otonomo are set forth in its filings with the United States Securities and Exchange Commission (the “SEC”), including Otonomo’s most recently filed Annual Report on Form 20-F, Current Reports on Form 6-K, and other filings with the SEC, which are available on the SEC’s website at www.sec.gov. See in particular Item 3D of Otonomo’s Annual Report on Form 20-F for the fiscal year ended December 31, 2021 under the heading “Risk Factors.” The risks and uncertainties described above and in the SEC filings cited above are not exclusive and further information concerning Otonomo and Urgently and their respective businesses, including factors that potentially could materially affect their respective businesses, financial conditions or operating results, may emerge from time to time. Readers are urged to consider these factors carefully in evaluating these forward-looking statements, and not to place undue reliance on any forward-looking statements. Readers should also carefully review the risk factors described in other documents that Otonomo and Urgently files from time to time with the SEC. The forward-looking statements in this communication speak only as of the date of this communication. Except as required by law, Otonomo and Urgently assume no obligation to update or revise these forward-looking statements for any reason, even if new information becomes available in the future.

Additional Information

In connection with the proposed transaction, Urgently intends to file with the SEC a registration statement on Form S-4 that will include a proxy statement of Otonomo regarding the proposed transaction (as amended or supplemented from time to time, the “Proxy Statement/Prospectus”). The Proxy Statement/Prospectus will be sent to all Otonomo shareholders. INVESTORS AND SECURITYHOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS IN ITS ENTIRETY WHEN IT BECOMES AVAILABLE AND ANY OTHER DOCUMENTS FILED BY EACH OF OTONOMO AND URGENTLY WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION OR INCORPORATED BY REFERENCE THEREIN BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND THE PARTIES TO THE PROPOSED TRANSACTION.

Investors and shareholders will be able to obtain a free copy of the Proxy Statement/Prospectus and other documents containing important information about Otonomo and Urgently, once such documents are filed with the SEC, from the SEC’s website at www.sec.gov. Otonomo makes available free of charge at www.Otonomo.com (in the “Investors” section) copies of materials it files with, or furnishes to, the SEC.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Participants in the Solicitation

Otonomo, Urgently and their respective directors, executive officers and certain employees and other persons may be deemed to be participants in the solicitation of proxies from the shareholders of Otonomo in connection with the proposed transaction. Securityholders may obtain information regarding the names, affiliations and interests of Otonomo’s directors and executive officers in Otonomo’s Annual Report on Form 20-F for the fiscal year ended December 31, 2021, which was filed with the SEC on March 31, 2022. Additional information regarding the interests of such individuals in the proposed transaction will be included in the Proxy Statement/Prospectus relating to the proposed transaction that Urgently intends to file with the SEC.